Exhibit 99.2

RED WHITE & BLOOM BRANDS INC.

NOTICE OF CHANGE OF AUDITOR

TO:	Macias Gini & O’Connell LLP

AND TO:	Accell Audit and Compliance, P.A

AND TO:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Prince Edward Island Securities Office
Government of Newfoundland and Labrador Financial Services Regulation Division
Nova Scotia Securities Commission

TAKE NOTICE THAT:

(a)	Macias Gini & O’Connell LLP, the former auditors (the “Former Auditors”) of Red White & Bloom Brands Inc. (the "Corporation") have been requested to tender their resignation as the auditors of the Corporation effective September 11, 2023 and the directors of the Corporation on September 11, 2023 appointed Accell Audit & Compliance, P.A (the “Successor”), as the Corporation’s successor auditors;

(b)	After review of the proposals received and due consideration of all relevant factors, the audit committee recommended to the board of directors that the Successor be appointed as the Company’s auditor commencing with respect to the financial year ending on December 31, 2023 and that Former Auditors shall not be reappointed;

(c)	the resignation of the Former Auditors and the appointment of the Successor has been approved by the audit committee and confirmed by the board of directors of the Corporation;

(d)	There were no modifications, except for going concern, to any opinion provided by the Former Auditors in their auditors’ reports for the two most recently completed fiscal years ended December 31, 2022 and 2021; and

(e)	there are no reportable events (as defined in National Instrument 51-102).

DATED at Vancouver, British Columbia, Canada this 11th day of September, 2023.

BY ORDER OF THE BOARD

“Eddie Mattei”

Edoardo Mattei, Chief Financial Officer